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September 14, 2009

Ms. Laura Hatch

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Alpine Global Premier Properties Fund (the “Fund”)
SEC File Numbers:  333-140770; 811-22016

Dear Ms. Hatch:

On behalf of the Fund, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on September 3, 2009, regarding Item 8 (Portfolio Managers) of the Fund’s annual report for the fiscal year ended October 31, 2008 filed on Form N-CSR (the “Annual Report”).  We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

1.

Comment.  With respect to the last column on the table at the top of page 5, "Material Conflicts if Any", each row is blank.  Please identify the registrant's material conflicts of interest.

Response: The Fund acknowledges that the disclosure regarding conflicts of interest was unintentionally omitted from the Annual Report.  Disclosure regarding conflicts of interest will be included in the Fund’s annual report for the fiscal year ending October 31, 2009.  The referenced table in the Annual Report should have been replaced with the table set forth in the Fund’s response to Comment No. 2 below and the following disclosure should have followed the table:

Conflicts of Interest

Conflicts of interest may arise because the Fund’s Portfolio Managers have day-to-day management responsibilities with respect to both the Fund and various other accounts. These potential conflicts include:

Limited Resources.  The Portfolio Managers cannot devote their full time and attention to the management of each of the accounts that they manage. Accordingly, the Portfolio Managers may be limited in their ability to identify investment opportunities for each of the accounts that are as attractive as might be the case if the Portfolio Managers were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where the accounts have different investment strategies.

Limited Investment Opportunities.  Other clients of the Adviser may have investment objectives and policies similar to those of the Fund. The Adviser may, from time to time, make recommendations which result in the purchase or sale of a particular security by its other clients simultaneously with the Fund. If transactions on behalf of more than one client during the same period increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. It is the policy of the Adviser to allocate advisory recommendations and the placing of orders in a manner that it believes is equitable to the accounts involved, including the Fund. When two or more clients of the Adviser are purchasing or selling the same security on a given day from the same broker-dealer, such transactions may be averaged as to price.

Different Investment Strategies.  The accounts managed by the Portfolio Managers have differing investment strategies. If the Portfolio Managers determine that an investment opportunity may be appropriate for only some of the accounts or decide that certain of the accounts should take different positions with respect to a particular security, the Portfolio Managers may effect transactions for one or more accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other accounts.

Variation in Compensation.  A conflict of interest may arise where the Adviser is compensated differently by the accounts that are managed by the Portfolio Managers. If certain accounts pay higher management fees or performance- based incentive fees, the Portfolio Managers might be motivated to prefer certain accounts over others. The Portfolio Managers might also be motivated to favor accounts in which they have a greater ownership interest or accounts that are more likely to enhance the Portfolio Managers’ performance record or to otherwise benefit the Portfolio Managers.

Selection of Brokers.  The Portfolio Managers select the brokers that execute securities transactions for the accounts that they supervise.  In addition to executing trades, some brokers provide the Portfolio Managers with research and other services which may require the payment of higher brokerage fees than might otherwise be available. The Portfolio Managers’ decision as to the selection of brokers could yield disproportionate costs and benefits among the accounts that they manage, since the research and other services provided by brokers may be more beneficial to some accounts than to others.

Where conflicts of interest arise between the Fund and other accounts managed by the Portfolio Managers, the Portfolio Managers will use good faith efforts so that the Fund will not be treated materially less favorably than other accounts. There may be instances where similar portfolio transactions may be executed for the same security for numerous accounts managed by the Portfolio Managers. In such instances, securities will be allocated in accordance with the Adviser’s trade allocation policy.

2.

Comment.  Please provide separate disclosure for accounts managed by each portfolio manager that pay performance based fees.

Response: The Fund acknowledges that the disclosure regarding other accounts managed by each portfolio manager that pay performance based fees was unintentionally omitted from the Annual Report.  Such disclosure will be included in the Fund’s annual report for the fiscal year ending October 31, 2009.  The table in the Annual Report referenced in Comment No. 1 above should have replaced with the following:

			Advisory Fee Based on Performance
Type of Accounts	Number of Accounts	Total Assets ($ in millions)	Number of Accounts	Total Assets
Samuel A. Lieber
Registered Investment Companies	5	701.0	0	0
Other Pooled Investments	2	82.2	2	82.2
Other Accounts	2	13.2	0	0

Robert Gadsden
Registered Investment Companies	1	95.0	0	0
Other Pooled Investments	0	0	0	0
Other Accounts	0	0	0	0

Peter Kovalski
Registered Investment Companies	1	6.6	0	0
Other Pooled Investments	1	7.9	1	7.9
Other Accounts	0	0	0	0

3.

Comment.  A table is provided that indicates the dollar range of securities owned as of October 31, 2008 using certain letters (i.e., F, B and B), please indicate what dollar ranges correspond to each letter.

Response:  The Fund acknowledges that the amount invested key was unintentionally omitted from the Annual Report.  Such disclosure will be included in the Fund’s annual report for the fiscal year ending October 31, 2009.  The following amount invested key should have been inserted in the Annual Report above the referenced table:

Amount Invested Key

A.

None

B.

$1 - $10,000

C.

$10,001 - $50,000

D.

$50,001 - $100,000

E.

$100,001 - $500,000

F.

$500,001 - $1,000,000

G.

over $1,000,000

*    *    *    *    *    *    *    *    *    *

Should you have any questions or comments regarding the above, please phone me at (215) 569-5574.

Very truly yours,

/s/ Tracey M. Todd

Tracey M. Todd

TMT/dc

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

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